VIA EDGAR

May 12, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Catherine De Lorenzo and Pam Howell

Re:	Jena Acquisition Corporation II
Draft Registration Statement on Form S-1
Submitted April 7, 2025
CIK No. 0002060337

Dear Ms. De Lorenzo and Ms. Howell:

Jena Acquisition Corporation II (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 1, 2025 (“Comment Letter”) relating to the Draft Registration Statement on Form S-1, submitted by the Company with the Commission on April 7, 2025.

The Company has publicly filed via EDGAR its Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the Comment Letter received from the Staff and certain updated information. For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

Summary

Initial Business Combination, page 11

1.	Please disclose any limitations on extensions, including the number of times, and the consequences to the sponsor of not completing an extension of the time in which to consummate a business combination with a target company. Refer to Item 1602(b)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 12 of the Registration Statement.

Risk Factors

Risks Relating to our Search for, and Consummation of or Inability to Consummate, a Business Combination

We may not be able to complete an initial business combination because such initial business combination may be subject to regulatory review, page 65

2.	We note your disclosure that the sponsor is not controlled by, nor does it have substantial ties with, a non-U.S. person. Please revise to disclose whether the sponsor has any members who are, or have substantial ties with, a non-U.S. person.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 66 of the Registration Statement.

Liquidity and Capital Resources, page 97

3.	Please explain the statement that "we intend to use substantially all of the funds held in the trust account, including any amounts representing interest earned on the trust account" in light of the escrow of the funds in the trust account until completion of the initial business combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 98 of the Registration Statement.

Certain Relationships and Related Transactions, page 155

4.	Please revise to include the agreement to pay to an affiliate of the sponsor of $5,000 a month for accounting, bookkeeping, office space, IT support, research, professional, secretarial and administrative services, as required by Item 404(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has added the disclosure on page 157 of the Registration Statement.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or David E. Fleming at dfleming@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Richard N. Massey
Richard N. Massey, Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP